

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Gerard Werner
President
Global Green Holdings, Limited
2208 Pershing Avenue
Sheboygan, WI 53083

> **Re:** **Global Green Holdings, Limited**
> **Form 10**
> **Filed September 28, 2010 as amended November 12, 2010**
> **File No. 000-54134**

Dear Mr. Werner:

We have reviewed your response letter dated November 12, 2010 and your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Please file all correspondence over EDGAR. You may contact Michael Henderson, accountant, at (202) 551-3364 or Terry French, accountant branch chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director